Computation of ratios of the Partnership


                              9 months 1997        Actual 1996       Actual 1995
Earnings:

Net income                        $50,655           $46,211            $30,420
Interest expense                  $11,604            $8,244             $3,004
Amortization of debt expense         $466              $361               $903
Total earnings                    $62,725           $54,816            $34,327
Fixed Charges
Interest expense                  $11,604            $8,244             $3,004
Capitalized interest               $1,331              $965               $532
Amortization of debt expense         $466              $361               $903
Total fixed charges               $13,401            $9,570             $4,439
Ratio                                4.68              5.73               7.73